TERM SHEET

This term sheet (this "Agreement") summarizes the principal terms with respect to a potential transaction between PANGLOBAL BRANDS, INC., a Delaware corporation, or an affiliated entity ("PG"), on the one hand, and FEMME KNITS, INC., a California corporation ("FK"), KELLEY KANEDA, an individual ("Kaneda"); FK is sometimes referred to herein as the "Company," on the other hand. The purpose of this Agreement is to provide for (a) the transfer of certain assets used in connection with FK's business (the "Business") to PG, (b) the hiring of certain FK personnel, including Kaneda, and (c) certain other matters related to the foregoing.

This Agreement constitutes a legally binding obligation on each of the parties hereto, including but not limited to Panglobal Brands, Inc. While this Agreement contemplates further documentation, the terms set forth herein with respect to the purchase and release of claims in certain FK assets, the hiring of Kaneda, the key terms governing Kaneda's employment, the compensation to be paid to Kaneda, and the hiring of certain FK employees are sufficiently detailed as to the material elements of such matters. The parties agree to work diligently and in good faith to enter into definitive documentation (the "Definitive Documents") to consummate the transactions contemplated hereby and set forth the particulars of such transactions in greater detail. Until such time as the parties have entered into Definitive Documents, and if the parties fail to enter into Definitive Documents, then this Agreement shall be the operative document governing the transactions contemplated in this Agreement, and shall be legally binding on all parties hereto in all respects.

1. **<u>Hana Foreclosure</u>.** Hana Financial ("Hana") is in the process of foreclosing on certain assets of the Company in which Hana has a security interest. The Company will promptly enter into negotiations with Hana in an effort to (a) obtain Hana's agreement to sell the foreclosed-upon assets to PG by private sale, substantially on the terms set forth in Paragraphs 2 and 3 below; (b) obtain a release of all claims which Hana may have in any Intellectual Property and Customer Information (as defined hereinbelow) of FK; and (c) release all guarantors of FK from their obligations and liabilities under their guaranties to Hana. PG's obligations under this agreement are all contingent upon consummation of the purchase of the Purchased Assets (as defined below) under Paragraphs 2(a), (b) and (c) by June 4, 2008, which time period may be extended at the option of PG.

2. **<u>Purchase of Assets from Hana</u>.** PG will purchase the following rights or assets (the "Purchased Assets") from Hana, subject to documentation in a form reasonably satisfactory to PG and to Hana's approval of such purchase:

(a) certain computers (including software), office equipment and furniture; and

(b) all intangible property, telephone numbers, trademarks (or rights or claims therein), copyrights, artwork, designs, graphics, patterns, markers, blocks and designs which were formerly owned or used in or by the Scrapbook Division of FK (hereinafter "Intellectual

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Property"). The foregoing shall include any media, whether electronic or tangible, used in connection with the Intellectual Property.

(c) all open ~~and unshipped~~ orders with cancellation dates of June 1, 2008 or later, any documentation relating thereto, any rights needed to obtain fulfillment of those orders, including but not limited to the release or transfer of any rights or contracts in work-in-process, all customer lists and information regarding customer requirements and specifications (hereinafter ("Customer Information").

PG acknowledges that the Purchased Assets do not include any inventory of the Company.

3. **Purchase Price**. As consideration for both the purchase of the Purchased Assets and the release of the guarantors' obligations and liabilities, PG will pay Hana Eight Hundred Fifty Thousand Dollars ($850,000.00), payable in full in cash concurrently with the transfer of title to the Purchased Assets to PG.

4. **Additional Payment**. Concurrently with the payment described in Paragraph 3 above, PG will pay Two Hundred Fifty Thousand Dollars ($250,000) to FK for a release of any claims, rights or entitlements it may have in the Intellectual Property or the Customer Information, which rights are disputed and are the subject of claims by Hana, FK and Kaneda.

5. **Time**. PG shall have the right to terminate this agreement at its option if the material terms of this transaction have not been performed by Company, Hana and Kaneda by June 4, 2008, which time period may be extended at the option of PG.

6. **Sale of Other Assets**. The Company, in its sole discretion and solely for its own benefit, may sell any of FK's assets other than the Purchased Assets (or assets as to which FK has released any claims) to any party after first offering them to PG, subject to any rights of any lienholder.

7. **Personnel**. PG agrees to hire approximately eighteen (18) employees of FK, such employees to be mutually agreed upon between PG and Kaneda. PG understands and acknowledges that Kaneda's personal experience with FK's employees puts Kaneda in a unique position to evaluate the value of each employee to the Business and the advisability of hiring each such employee to facilitate the continuation of the Business after the closing date. As such, PG will substantially defer to Kaneda in connection with all hiring decisions related to FK's employees. Each FK employee that is hired by PG shall be an employee at-will and shall be compensated an amount not less than his or her current monthly compensation and shall receive the same medical insurance, vacation and other benefits granted to similarly situated PG employees. The hiring of Kaneda and the personnel are a material term of this agreement. PG shall have no obligation under this Paragraph 7 or under Paragraph 8 unless it is able to acquire the Purchased Assets by June 4, 2008, or any extension thereof.

8. **Kaneda Employment Agreement.** PG shall enter into an employment agreement with Kaneda (the "KK Employment Agreement") on the terms set forth below:

(a) Position and Title. President of the Scrapbook Division.

(b) Duties. Oversee the operation of the Scrapbook Division.

(c) Location. PG's facility in Los Angeles County.

(d) Reimbursement. Kaneda shall be entitled to reimbursement for reasonable travel expenses, entertainment expenses and any other expenses incurred in connection with the performance of his duties in the same manner as other executive employees of PG.

(e) Base Salary. One Hundred Fifty Thousand Dollars ($150,000) per year for the first year. The Base Salary shall increase by Twenty-Five Thousand Dollars ($25,000.00) per year, provided that the sales goals set forth below have been met for the previous year.

(f) Term. Four (4) years, terminable only for cause (which shall as defined in the Employment Agreement of PG's Chief Executive Officer), which cause remains uncured for more than thirty (30) days after notice from PG (except for dishonesty, embezzlement or fraudulent conduct directly related to his employment as to which there is no cure period). Kaneda shall have the right to terminate his employment, without liability therefor, in the event that PG dissolves, liquidates or closes the business of the Scrapbook Division or sells or transfers all or substantially all of the assets of the Scrapbook Division other than in the ordinary course of business (each of the foregoing, a "Resignation for Cause"). If PG terminates the KK Employment Agreement without cause, or if there is a Resignation for Cause by Kaneda, Kaneda shall be entitled to receive all payments (including but not limited to commission and stock) that he would have received for the unexpired portion of the term of the KK Employment Agreement, subject to his duty to mitigate damages. Notwithstanding the foregoing, if PG terminates the KK Employment Agreement at any time after June 4, 2009 without cause on account that the annual sales of the Scrapbook Division are less than $10,000,000 and such low sales volume is not reasonably attributable to a lack of funding or support by PG, Kaneda shall not be entitled to receive any payments (including but not limited to incentive compensation) that he would have received for the unexpired term of the KK Employment Agreement (but shall be entitled to receive commission or stock due on any net sales of the Scrapbook Division prior to such termination).

~~for each quarter in which gross margin is at least 35%~~

(g) Commission. Kaneda shall receive a commission of one and one-half percent (1.5%) on the net sales of the Scrapbook Division. Commission shall be payable quarterly, within thirty (30) days after the end of each calendar quarter. Net sales shall be defined as gross sales less discounts, markdowns, returns, losses for uncollected accounts, and other allowances actually taken by customers.

(h) Benefits. Kaneda shall be entitled to medical and dental insurance, 401k, life insurance and any and all other benefits available to executive-level employees of PG.

(i) Bonus Stock Grants. In each of the first four (4) years of Kaneda's employment, Kaneda shall receive restricted common stock of PG in the amounts set forth below, which stock shall be transferred and shall vest on the last day of the applicable contract year. In the event that the KK Employment Agreement is terminated other than for cause or Kaneda Resigns for Cause, Kaneda shall be entitled to a prorated portion of the annual stock bonus, calculated through the effective date of termination or resignation.

(j) Signing Bonus. 200,000 shares of duly authorized and issued restricted common stock in PG, which shares shall be issued and fully vested upon Kaneda's execution and delivery of the KK Employment Agreement.

Year	Sales Goals	Salary	Shares of Stock
Year 1	$20,000,000	$150,000	200,000
Year 2	$25,000,000	$175,000	250,000
Year 3	$30,000,000	$200,000	250,000
Year 4	$40,000,000	$225,000	250,000
		Total	950,000

10. Release of Rights by Kaneda. Concurrently with the payment described in Paragraph 3 above, PG will pay Kaneda One Hundred Thousand Dollars ($100,000) for a release of any rights or claims which he has in the trademark SCRAPBOOK (the "Mark"), which rights are disputed. Kaneda shall execute all documents necessary to effect a transfer of any such rights or claims to PG. Kaneda agrees to indemnify and hold PG harmless from any claim that any third party has an ownership interest in the Mark. Alternatively, Kaneda, in his discretion, shall have the right to transfer his rights to the Mark to FK, in which event such rights would be included in the Purchased Assets. In such event the amount of the additional payment to FK described in Paragraph 4 above would be increased to Three Hundred Fifty Thousand Dollars ($350,000.00), and no payment would be due from PG to Kaneda under this Paragraph 10.

11. Cooperation. The parties agree to cooperate with each other and to proceed in good faith to consummate the transactions described in this Agreement. In connection therewith, the parties shall execute and deliver such documents as may be necessary or advisable to consummate such transactions.

12. **Authorization.** Each of the parties represents and warrants to the others that he or she is fully authorized to enter into the above-described transactions and that the person(s) signing this Agreement on his or its behalf has full authority to do so.

13. **Governing Law; Attorneys' Fees.** This Agreement and the Definitive Documents shall be governed by and construed in accordance with the laws of the State of California, without regard to its conflicts of laws principles. ~~In the event of any dispute arising under or relating to this Agreement or any of the Definitive Documents, the matter shall be resolved by binding arbitration before JAMS in Los Angeles, pursuant to that organization's commercial arbitration rules. Notwithstanding the foregoing, any party shall have the right to seek provisional remedies before a court of competent jurisdiction to enforce this Agreement or to restrain, terminate or prevent a breach hereof. The prevailing party(ies) in any dispute shall have the right to recover its or their reasonable attorneys' fees and costs from the other party(ies).~~

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Agreed and accepted as of this 2nd day of June 2008:

PANGLOBAL BRANDS, INC.,
a Delaware corporation

By ______________________
Stephen Soller, President

FEMME KNITS INC.,
a Delaware corporation

By ______________________
Kelley Kaneda, President

____
Kelley Kaneda, Individually